UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor, PA  19087

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2017 and 2016, and For the

Year Ended December 31, 2017

Report of  Independent  Registered  Public  Accounting Firm

To the Lincoln National Corporation Benefits Committee and plan participants

LNC Employees’ 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

We have served as the Plan’s auditor since 2018.

Philadelphia, Pennsylvania

June 29, 2018

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNC Employees’ 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of LNC Employees’ 401(k) Savings Plan as of December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNC Employees’ 401(k) Savings Plan at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2017

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2017	2016
Assets
Investments:
Investments at fair value	$1,593,157,925	$1,315,297,442
LNL investment contract at contract value	392,255,286	375,565,439
Total investments	1,985,413,211	1,690,862,881

Notes receivable from participants	35,772,061	34,458,071
Contributions receivable from plan sponsor	75,134	-
Net assets available for benefits	$2,021,260,406	$1,725,320,952

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2017
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$236,518,140
Interest and dividends	29,127,778
Total net investment income (loss)	265,645,918

Interest income on notes receivable from participants	1,562,055

Contributions:
Employer	83,002,609
Participant	63,940,204
Rollover	16,426,959
Total contributions	163,369,772
Total additions	430,577,745

Deductions
Benefits paid to participants	133,503,648
Administrative expenses	187,970
Total deductions	133,691,618

Net increase (decrease) before transfer of assets	296,886,127
Transfers from (to) affiliated plans	(946,673)
Net increase (decrease)	295,939,454

Net assets available for benefits
Beginning-of-year	1,725,320,952
End-of-year	$2,021,260,406

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (the “Plan”) is a summary only and, a detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”).  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%.  A participant may also elect to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

Employer contributions are made to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees were qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which continued for a period of 10 years that ended on December 31, 2017.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees.  Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.    Employer contributions are invested in the same manner as participant elective contributions.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by The Lincoln National Life Insurance Company (“LNL”), and LNC common stock as investment options for participants.  In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.  Participants eligible for the core Employer contributions are fully vested after two years of service.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay Plan administrative expenses.  During the year ended December 31, 2017, forfeitures of $360,000 were used to reduce Employer contributions and $187,970 were used to pay Plan administrative expenses.  At December 31, 2017 and 2016, unallocated forfeitures were $250,472 and $32,473, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  An initiation fee of $50 is deducted from the loan amount when participants take out a loan from their account.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 10.50% with maturities through 2037 as of December 31, 2017.

Benefit Payments

Upon termination of service, including termination due to disability or retirement, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit loss has been recorded as of December 31, 2017 and 2016.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Employer, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates.

3.   Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), which are carried at fair value on a recurring basis in the financial statements.  ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Valuation Methodologies for Investments at Fair Value

Mutual Funds

Mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.

LNC Common Stock

LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account

The brokerage account consists primarily of mutual funds, common stock and cash and invested cash, which are valued similar to the respective valuation methodologies as previously disclosed.

Collective Investment Trusts

Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient..  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2017 and 2016.  There were no transfers between Level 1, Level 2 or Level 3 for the years ended December 31, 2017 and 2016.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.  There have been no changes in valuation methodologies during the years ended December 31, 2017 and 2016.

The following summarizes investments information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2017
	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Mutual funds	$272,302,268	$-	$272,302,268
LNC common stock	160,112,420	-	160,112,420
Cash and invested cash	-	4,935,451	4,935,451
Brokerage account	47,944,297	8,056,086	56,000,383
Total investments measured at fair value	$480,358,985	$12,991,537	493,350,522
Collective investment trusts at NAV			1,099,807,403
Total investments at fair value			$1,593,157,925

	As of December 31, 2016
	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Mutual funds	$202,756,028	$-	$202,756,028
LNC common stock	152,970,174	-	152,970,174
Cash and invested cash	-	4,743,221	4,743,221
Brokerage account	35,677,238	8,922,158	44,599,396
Total investments measured at fair value	$391,403,440	$13,665,379	405,068,819
Collective investment trusts at NAV			910,228,623
Total investments at fair value			$1,315,297,442

4.   LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.   Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

investment options.  There is no event that is probable that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

5.   Income Tax Status

The Plan received a determination letter from the IRS dated August 21, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2017, there were no uncertain tax positions taken or expected to be taken.  The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.   Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNC.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  Total interest and dividends from the LNL investment contract was $11,490,464 for the year ended December 31, 2017.

At December 31, 2017 and 2016, LFGTC held approximately 2,568,000 and 2,870,000 shares of LNC common stock in the Lincoln Stock Fund, respectively, of which 81% was the Plan’s pro-rata share.  For the year ended December 31, 2017, dividend income in the Lincoln Stock Fund was approximately $3,196,000, of which 81% was the Plan’s pro-rata share.

7.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants.  The Plan’s investments in LNC common stock and the LNL investment contract represented approximately of 8% and 19% of the Plan’s net assets, respectively as of December 31, 2017, and approximately 9% and 22% of the Plan’s net assets, respectively, as of December 31, 2016.

8.  Subsequent Events

Effective January 1, 2018, the Plan will change the administration of the core Employer contribution.  The core contribution will be applied to eligible earnings on an annual basis.  Participants will receive the core Employer contribution the following year based on prior year eligible earnings.  In order to be eligible for the core Employer contribution, participants must be actively employed as of the last day of the calendar year.  In the event of termination due to death, disability, job elimination, retirement or transfer to full-time Agent status, the core Employer contribution will be based on eligible earnings up to the termination date.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
Plan Number: 009
EIN: 35-1140070
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,	Cost	Current
	Lessor or Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$181,552,656
	Delaware Foundation	Small Cap Value Fund R-6		2,936,623
	Dodge & Cox	International Stock Fund		87,812,989
	Total mutual funds			272,302,268

	Collective investment trusts:
	Macquarie Investment Management	Large Cap Value Trust		92,997,163
	Macquarie Investment Management	Smid Cap Growth Trust		73,023,820
	Macquarie Investment Management	Diversified Income Trust		69,352,349
	MFS	International Growth Fund		64,753,102
	PIMCO	Diversified Real Asset Collective Trust		8,325,519
	State Street Global Advisors Ltd.	Target Retirement Income Fund		8,271,900
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		22,565,014
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		59,426,984
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		98,582,710
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		109,086,812
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		96,987,854
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		84,119,526
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		70,836,782
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		49,343,855
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		24,650,795
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund		4,549,282
	State Street Global Advisors Ltd.	Global Equity All Cap/ex U.S. Index Fund		15,499,677
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		60,363,200
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		74,567,126
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		12,503,933
	Total collective investment trusts			1,099,807,403

*	LNC	Common stock		160,112,420

*	LNL	Investment contract - at contract value		392,255,286

*	Wilmington Trust	Cash and invested cash		4,935,451

*	TD Ameritrade	Brokerage account		56,000,383

*	Participant loans	Maturing through December 2037, interest rates
		ranging from 4.25% to 10.50%		35,772,061
				$2,021,185,272

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNC Employees’ 401(k) Savings Plan
By: /s/ George A. Murphy
Date: June 29, 2018	George A. Murphy, Chair, Lincoln National Corporation
Benefits Committee